SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

June 9, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the Board of Directors of Credicorp Ltd. (“Credicorp”), in its session held on June 9, 2020, has approved the following matters in relation to the election, at the Company’s Annual General Meeting of Shareholders, of the new Board which will perform the role for the 2020-2023 period.

1.	Election of Mr. Luis Romero Belismelis as the Chairman of the Board and Executive Chairman of Credicorp and Mr. Raimundo Morales Dasso as the Vice-Chairman of the Board.

2.	Designation of the following directors as members of the Audit Committee:
•	Patricia Lizárraga Guthertz (Chair and Financial Expert)
•	Maite Aranzábal Harreguy
•	Irzio Pinasco Menchelli

Mr. Raimundo Morales Dasso will act as advisor to the Audit Committee.

3.	Designation of the following directors as members of the Risk Committee:
•	Raimundo Morales Dasso (Chair)
•	Alexandre Gouvea
•	Luis Romero Belismelis
•	Pedro Rubio Feijóo (member of the Board of Directors of Banco de Credito del Peru, Prima AFP, Credicorp Capital and other subsidiaries of Credicorp)

4.	Designation of the following directors as members of the Compensation and Nominations Committee:
•	Alexandre Gouvea (Chair)
•	Antonio Abruña Puyol
•	Raimundo Morales Dasso
•	Luis Romero Belismelis

5.	Designation of the following directors as members of the Corporate Governance Committee:
•	Maite Aranzábal Harreguy (Chair)
•	Antonio Abruña Puyol
•	Fernando Fort Marie
•	Patricia Lizárraga Guthertz
•	Barbara Bruce Ventura (member of the Board of Directors of Banco de Credito del Peru)

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative